UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 19)1

Codorus Valley Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $2.50 per share

(Title of Class of Securities)

192025104

(CUSIP Number)

J. ABBOTT R. COOPER
DRIVER MANAGEMENT COMPANY LLC
1266 East Main Street

Suite 700R

Stamford, CT 06902

(646) 360-0791

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2250

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 11, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 192025104

1	NAME OF REPORTING PERSON

Driver Opportunity Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		58,519
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

58,519
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

PN

* The percentage calculations herein are based upon an aggregate of 9,594,217 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc. outstanding as of April 28, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2023.

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CUSIP No. 192025104

1	NAME OF REPORTING PERSON

Driver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		58,519*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

58,519*
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,519*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%**
14	TYPE OF REPORTING PERSON

OO

* Solely in its capacity as general partner of Driver Opportunity Partners I LP. Driver Management Company LLC disclaims beneficial ownership except to the extent of its pecuniary interest therein.

** The percentage calculations herein are based upon an aggregate of 9,594,217 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc. outstanding as of April 28, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2023.

3

CUSIP No. 192025104

1	NAME OF REPORTING PERSON

J. Abbott R. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		58,519*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

58,519*
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,519*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%**
14	TYPE OF REPORTING PERSON

IN

* Mr. Cooper may be deemed to beneficially own and have shared voting and dispositive power over 58,519 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc. as the controlling person of Driver Management Company LLC. Mr. Cooper disclaims beneficial ownership of any shares held by any of the Reporting Persons except to the extent of his pecuniary interest therein.

** The percentage calculations herein are based upon an aggregate of 9,594,217 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc. outstanding as of April 28, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2023.

4

CUSIP No. 192025104

Item 1. Security and Issuer.

This statement constitutes Amendment Number 19 to the Schedule 13D (as amended from time to time, the “Schedule 13D”) relating to the common stock, $2.50 par value (the “Common Stock”), of Codorus Valley Bancorp, Inc., a Pennsylvania corporation (“CVLY” or the “Issuer”) and hereby amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on July 6, 2021. Capitalized terms used but not otherwise defined herein shall have the meaning given them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 58,519 shares of Common Stock. The shares of Common Stock were purchased by Partnership in open market transactions using the capital of Partnership. The aggregate purchase price of the shares of Common Stock was $1,205,180.

Item 5. Interests in Securities of the Issuer.

Items 5 (a)–(c) and (e) are hereby amended and restated to read as follows:

(a) Unless otherwise indicated, percentage interest calculations for each Reporting Person are based upon the Issuer having 9,594,217 shares of Common Stock outstanding as of April 28, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2023.

Partnership

The aggregate number of shares of Common Stock that Partnership owns beneficially pursuant to Rule 13d-3 of the Act is 58,519 shares of Common Stock, which constitutes less than 1% of the outstanding shares of Common Stock.

Driver

Because of its position as the general partner of Partnership, Driver may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 58,519 shares of Common Stock, which constitutes less than 1% of the outstanding shares of Common Stock. Driver disclaims beneficial ownership of any shares owned by Partnership except to the extent of its pecuniary interest therein.

Mr. Cooper

As the controlling person of Driver, Mr. Cooper may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 58,519 shares of Common Stock, which constitutes less than 1% of the outstanding shares of Common Stock. Mr. Cooper disclaims beneficial ownership of any shares of Common Stock held by Partnership except to the extent of his pecuniary interest therein.

5

CUSIP No. 192025104

(b) Partnership has the power to vote or direct the vote of, and to dispose or direct the disposition of the shares of Common Stock owned directly by it.

Driver, as the general partner of Partnership, has the power to vote or direct the vote of, and to dispose or direct the disposition of the shares of Common Stock owned directly by Partnership.

Mr. Cooper, as the controlling person of Driver, may be deemed to have sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Partnership.

(c) The transactions effected by the Reporting Persons since November 11, 2022 are set forth on Schedule A attached hereto.

(e) As of July 26, 2023, the Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of Common Stock.

6

CUSIP No. 192025104

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2023

Driver Opportunity Partners I LP

By:	Driver Management Company LLC, its general partner

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

7

CUSIP No. 192025104

SCHEDULE A

Transactions in Securities of the Issuer

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security ($)	Date of Purchase / Sale

DRIVER OPPORTUNITY PARTNERS I LP

Sale of Common Stock	(100,000)	22.2250	11/11/2022
Sale of Common Stock	(379)	23.5207	12/08/2022
Sale of Common Stock	(4,770)	23.4941	12/09/2022
Sale of Common Stock	(9,428)	23.5075	12/12/2022
Sale of Common Stock	(7,440)	23.4815	12/13/2022
Sale of Common Stock	(15,344)	23.0963	12/15/2022
Sale of Common Stock	(237)	23.1873	12/16/2022
Sale of Common Stock	(130)	23.0115	12/19/2022
Sale of Common Stock	(659)	23.0263	12/20/2022
Sale of Common Stock	(10,881)	23.1631	12/21/2022
Sale of Common Stock	(208)	23.0422	12/22/2022
Sale of Common Stock	(1,489)	23.7513	01/05/2023
Sale of Common Stock	(22,942)	23.7582	01/06/2023
Sale of Common Stock	(4,872)	23.7051	01/10/2023
Sale of Common Stock	(7,332)	23.9149	01/11/2023
Sale of Common Stock	(921)	23.8682	01/12/2023
Sale of Common Stock	(1,303)	23.8575	01/13/2023
Sale of Common Stock	(893)	23.8500	01/17/2023
Sale of Common Stock	(6,601)	23.8535	01/20/2023
Sale of Common Stock	(1,933)	23.8724	01/24/2023
Sale of Common Stock	(5,613)	23.7701	01/25/2023
Sale of Common Stock	(300)	23.8500	01/26/2023
Sale of Common Stock	(1,624)	24.2038	01/27/2023
Sale of Common Stock	(3,501)	24.2035	01/30/2023
Sale of Common Stock	(13,317)	24.4559	01/31/2023
Sale of Common Stock	(11,558)	24.5494	02/01/2023
Sale of Common Stock	(10,391)	24.5396	02/02/2023
Sale of Common Stock	(1,167)	24.6566	02/03/2023
Sale of Common Stock	(689)	25.7422	02/06/2023
Sale of Common Stock	(831)	25.6079	02/08/2023
Sale of Common Stock	(1,802)	25.5725	02/09/2023
Sale of Common Stock	(547)	21.0122	03/23/2023
Sale of Common Stock	(4,402)	21.0123	03/24/2023
Sale of Common Stock	(900)	20.0494	06/23/2023
Disposition of Common Stock[1]	(267,162)	0.0000	07/26/2023
Sale of Common Stock	(30)	23.5300	07/27/2023

1 Represents a distribution of shares of Common Stock by Partnership to its limited partners for no consideration